Exhibit 26

                               NEW PROXY MATERIAL
                 SUPERSEDES PREVIOUSLY SUBMITTED PROXY MATERIAL

                         Open Letter to Shareholders of
                    ESC Medical Systems Ltd. (the "Company")


                                                                    May 28, 1999


                             IT'S TIME FOR A CHANGE

Dear Fellow ESC Shareholder:

     Evidently, even the Company's dismal first quarter results for 1999 have not prompted the current Board and management to take the necessary action to restore the Company's profitability and credibility in the marketplace. We believe there is no doubt that it is time for a change in the direction of the Company. And that can only be realized by changing the composition of the current Board and management. A new and independent Board could finally provide badly needed oversight over current management and chart the necessary direction that our Company requires. We strongly believe the evidence in support of a change to the composition of the current Board is overwhelming.

CONSIDER THE FACTS:

1. The Company's Poor Stock Performance

* The Company's stock price has fallen from a high of $46.50 on June 14, 1996, to a low of $4.75 as recently as February 24, 1999-a decline of over $41.00 per share.

2. The Company's Dismal First Quarter Results for 1999

* ESC reported inventory write-offs of $16.6 million for the quarter ended March 31, 1999. It seems impossible for ESC to have had such a significant deterioration in inventory in just three months, which represents about 27% of the $61.2 million in inventory reported as of December 31, 1998! Accordingly, we must wonder: was inventory overstated as of December 31, 1998 or was it intentionally understated as of March 31, 1999 in order to inflate the Company's profitability for the remainder of the year?

* On February 11, 1999, ESC management announced that they expected to record a charge for the quarter ended March 31, 1999 of about $13 million to $17 million. Recently, ESC reported actual charges for the quarter ended March 31, 1999 of $30.8 million.

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*    Sales plummeted from $59.5 million to $31.3 million for the quarter ended
     March 31, 1999 when compared with the quarter ended March 31, 1998 - a 47.4% decrease. After excluding "inventory write-offs" of $16.6 million, a legal expenses provision of $3.0 million and "restructuring expenses" of $11.2 million, ESC still reported a loss of $9.8 million for the quarter ended March 31, 1999, which amounts to an annual on-going loss rate of almost $40 million.

* While sales decreased by a whopping 47.4%, selling & marketing, general and administrative expenses for the quarter ended March 31, 1999 increased to 75.5% of sales compared with 35% for the first quarter ended March 31, 1998!

* We were astounded to discover in ESC's May 17, 1999 press release that management has chosen to partly blame ESC's disastrous first quarter results on our efforts to restructure the Board, even though we did not unilaterally begin to act to restructure the Board until the last week of March 1999. Obviously, our actions could not have had any effect on ESC's results for the period ended March 31, 1999.

3. Does this Board and Management Care About Their Shareholders?

* Inconsistent with prior practice, ESC did not host any type of analyst meeting in connection with ESC's release of its first quarter results for 1999, at which meeting analysts and shareholders could have been given the opportunity to raise questions and seek explanations for ESC's poor performance during the quarter.

* Instead of making an effort to address our concerns about the very obvious problems with this Company, the Board and management filed what we consider to be a totally frivolous lawsuit against us because we requested a meeting of shareholders in order to do something about these problems.

4. Questionable General Corporate Governance Practices

* It was not until March 1, 1999 that a final budget for 1999 was submitted to the Board. For a company with annual sales of approximately $220 million, not having a budget prior to entering into the year budgeted, seems culpably incompetent.

* On March 18, 1999, Eckhouse announced the retention of Warburg Dillon Read LLC as ESC's "financial advisor." More than two months later, all attempts to find out the purpose, terms and cost of this retainer agreement have been to no avail.

* Since October 1998, several class action lawsuits have been filed by ESC shareholders against the Company for violations of the Federal securities laws. And to add insult to injury, the current Board and management are seeking shareholder approval to be indemnified by the Company in these suits!! What are they trying to hide? Even more so, Karen Sarid, a director and CFO of the Company, is being personally named in one of

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     these lawsuits for alleged insider trading, and the Board of Directors has purported to seek shareholder approval so that the Company can pay for her personal counsel in defending against this lawsuit, even though insider trading is clearly for personal gain and has nothing to do with her corporate responsibilities. In our view, this is a blatant misuse of corporate resources for management's personal interests.

5. What Is It Really All About? Could It Be Just About Current Board's and Management's Attempts to Entrench Themselves in Office?

* To our knowledge, the current Board is retaining no fewer than four separate law firms to advise its directors and management on our proposal for a new Board. This is obviously creating a significant drain on corporate resources just to allow management and the current Board the opportunity to entrench themselves in office.

* As further evidence of their attempt to entrench themselves, ESC will ask shareholders at the June 23 meeting to approve "employment severance agreements" for the chief financial officer and the executive vice president of the Company. Until the legitimate questions of shareholders are answered with respect to the possible accounting irregularities and dismal earnings highlighted above, we believe it is wholly inappropriate to be granting these "golden parachutes"to the people who may be partly responsible for these disastrous results.

* It appears that Shimon Eckhouse has the audacity to plan on voting all of the Company's treasury shares - shares purchased with corporate assets and shares in which he has no economic interest whatsoever - at the June 23 meeting in favor of reelecting him and all of the current Board members (except for Thomas Hardy) to the Board and in favor of all of the Company's proposals. We believe this practice -- allowing management to vote shares acquired through the use of Company resources with the intention to distort the shareholders' true interests -- to be contrary to law and a breach of fiduciary duties to the Company and its shareholders as a whole. Accordingly, we intend to take all steps to ensure such shares will not be voted.

* On May 17, 1999, ESC announced that Shimon Eckhouse plans to step down as chief executive officer but has agreed to "assume the responsibility of an active Chairman of the Board." Here again, they have neglected to tell you that the new Israeli companies law, which will become effective in February 2000, will not permit him to continue to serve as both chairman and CEO. Moreover, as explained below, Eckhouse appears to be giving up only the title, but not the powers, of a CEO.


NOW: WHAT ABOUT OUR AGENDA?

     The purpose behind our efforts to restructure the current Board has not changed -- to create a truly independent Board consisting of individuals who are in no way

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beholden to management in order to maximize shareholder value and restore the profitability and credibility of the Company.

Our Search For a New CEO

     Now that Eckhouse has decided to step down as CEO, an independent Board can begin the process of recruiting a new CEO. We believe that our proposed Board would be the best suited Board to conduct that search process. This is especially so in light of the current Board's endorsement of Eckhouse's decision to remain as an "active" chairman which could only have the effect of deterring the best qualified candidates from agreeing to serve as a true CEO. By endorsing this bifurcated approach that removes the title of CEO but not the powers normally reserved for a CEO from Eckhouse, it is obvious to us that the current Board either does not understand or is not sincere in seeking a real and truly qualified CEO. We ask you, what prospective CEO worth his salt and of true value to the shareholders would take a job that will essentially give him no real power to implement the changes so urgently needed at the Company and instead have him reporting to Eckhouse? Under this proposed restructuring, is Eckhouse really relinquishing his role as CEO?

     We are not waiting for the June 23 election results. We have undertaken our own search for a new CEO and have already identified several highly qualified candidates whom we believe would be capable of rebuilding ESC and leading ESC into the 21st century. Of course, the final decision will be made by the Board as to which of these or any other potential candidates are best suited for the position. We are, however, confident that a new CEO can be identified by the Board within a very short period.

Our Compromise Proposal

     For your information, we have tried as recently as May 27, 1999 to negotiate a settlement with the Company in order to curtail the expenses associated with a proxy contest, so far to no avail. Specifically, our most recent compromise proposal would (1) fix the Board size at eleven members, (2) remove two current management directors from the Board, (3) add the three individuals from our six nominees not affiliated with either of us whom Eckhouse had conceded would be acceptable additions to the Board, and (4) immediately after the events in clauses (2) and (3) have occurred, the newly constituted Board would identify and add two additional individuals to the Board, who have no prior business or family affiliation with us, any current Board member or any current member of management. In the event that two-thirds of the Board (with Eckhouse abstaining) is unable to agree upon the addition of two such individuals by June 7, 1999, ESC shareholders would be entitled to select the two additional directors from a list of four nominees-two nominated by the Company and two nominated by us-at the meeting to be held on June 23, 1999.

     Our compromise proposal would create a truly independent Board and clearly demonstrates that our intention has never been to take control of the Company, but rather to take control away from the current Board and management -- whose interest in our view is

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self-entrenchment -- and place it in the hands of the true owners of the
Company, its shareholders.

     Eckhouse has yet to respond to our compromise proposal despite the fact the Board could have considered it at their May 28 Board meeting. Inexplicably, the May 28 Board meeting was cancelled.

     Ask yourself why would Eckhouse reject this proposal. Is it because it would strip away from the current Board and management the ability to designate a majority of the Board, thereby making it impossible to further entrench themselves in office and continue to preside over a Company whose performance is clearly inadequate? You be the judge.

IN A NUTSHELL:

     During the past two months, the actions taken by current management, the rubber-stamp reactions demonstrated by the current Board and their behavior toward ESC shareholders have strengthened our belief that the current Board and management will do whatever it takes to remain in office. As further evidence, look at the Company's agenda for the June 23 meeting. In addition to seeking reelection, the Board and management are asking for shareholders to approve:

     * indemnification of directors with respect to certain litigation brought against them by shareholders,

     * an increase in the Company's share capital by 20,000,000 shares without any explanation of the purpose of such additional shares (even though nearly half of the current shares have not yet been issued), and

     * employment and termination protection agreements for two executive officers of the Company who are also directors of the Company.

     It is our understanding that, to date, the Board has not even met to discuss any of the matters to be presented by the Company to the shareholders at the June 23 meeting.

Given the Company's performance while the current Board and management have been in office, we are not surprised that they would ask shareholders to approve of such matters which in our opinion would only further impair shareholders' rights, provide them with further protection for their prior imprudent or possibly negligent acts and seek to make it more difficult and costly to remove certain directors and officers from office. These actions and their apparent blatant disregard for the concerns of ESC shareholders have left us with no other choice but to propose to replace the current Board with individuals who are independent of the current Board, management and us.


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     We recommend you vote "AGAINST" all three proposals.

     The choice is yours, not theirs. It is your Company, not theirs!! We hope you will support our proposal to restructure the current Board. We urge you to vote the enclosed BLUE proxy today! If you have any questions or need assistance, please call MacKenzie Partners, Inc. at (212) 929-5500 (call collect) or call toll-free at (800) 322-2885.

                                   Sincerely,



/s/ Barnard J. Gottstein                                         /s/ Arie Genger



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     Any questions or requests for assistance or additional copies of this Open
Letter to Shareholders, the Proxy, the Proxy Statement and any other related materials may be directed to the Information Agent at the address and telephone number set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning Mr. Genger's and Mr. Gottstein's proposal (the "Proposal").

                   The Information Agent for the Proposal is:

                                    MacKenzie
                                 Partners, Inc.
                                156 Fifth Avenue
                            New York, New York 10010
                          (212) 929-5500 (Call Collect)
                                       or
                         Call Toll-free: (800) 322-2885




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